Mail Stop 3010

May 13, 2009

Mr. Aleks Kins
President and Chief Executive Officer
AlphaMetrix, LLC
181 West Madison, 34th Floor
Chicago, Illinois 60602

> **Re:** **AlphaMetrix Managed Futures LLC (Aspect Series)**
> **Item 4.01 Form 8-K**
> **Filed May 1, 2009, as amended May 13, 2009**
> **File No. 0-52192**

Dear Mr. Kins:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jonathan Wiggins
Staff Accountant